SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2009

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

PROPOSAL FOR THE MERGER OF PETROQUÍMICA TRIUNFO INTO BRASKEM

São Paulo, Brazil, April 14, 2009 - Braskem (BOVESPA: BRKM3, BRKM5, BRKM6; NYSE: BAK; LATIBEX: XBRK), the leading company in the thermoplastic resins industry in Latin America and the third-largest resin producer in the Americas, announces the approval by its Board of Directors, at a meeting held today, of the proposal to merge Petroquímica Triunfo S.A. (“Triunfo”) into Braskem. The proposal will be submitted to the approval of the Shareholders’ Meeting of Braskem on April 30 next. Triunfo’s Shareholders’ Meeting will be called for the same day, upon approval from its board of directors, which will meet on April 17.

Bernardo Gradin, Braskem’s CEO, declared that “this merger, if approved, will represent the final step in the integration of Petrobras’ petrochemical assets into Braskem, agreed upon in November 2007, and the consolidation of the petrochemical industry in companies with the capacity to compete on the global market, which is crucial for the growth and strengthening of the Brazilian petrochemical industry.”

Triunfo is a second generation petrochemical company that produces polyethylene, located in the Triunfo Petrochemical Complex, in the state of Rio Grande do Sul, with annual installed capacity of 160,000 tons. KPMG Auditores Independentes (KPMG) valued Triunfo at R$ 117,989,000, taking December 31, 2008 as reference date.

In order to determine the ratio for the exchange of Triunfo shares for Braskem shares, an independent economic and financial valuation was carried out by Banco Bradesco BBI S.A, taking future profitability prospects into consideration. As a result, it was established that each Triunfo common or preferred share would be exchanged for 0.210428051882238 of a Braskem preferred class “A” share.

In counterpart to the merger, Braskem will issue 13,387,157 preferred class “A” shares, which will be paid in by Triunfo’s current shareholders. These shares will be entitled to dividends under the same conditions as existing shares of the same type and class and will have the same rights determined by Braskem’s Bylaws in force.

Triunfo’s shareholders who do not wish to exchange their shares for Braskem shares may exercise their withdrawal rights at R$ 1.854632473 per Triunfo share, pursuant to the conditions established by the Material Fact released on the same date.

Following these mergers, Braskem’s capital stock will increase to R$ 5.5 billion, divided into 520,928,154 shares, 190,462,446 of which common, 329,871,890 preferred class “A” and 593,818 preferred class “B”. Petrobras, through its subsidiary Petroquisa, will hold 25.3% of Braskem’s total capital, maintaining 31% of its voting capital.

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin America and the third-largest petrochemical producer in the Americas. The company operates 18 industrial plants across Brazil and has annual production capacity of 11 million tons of chemical and petrochemical products.

DISCLAIMER

This press release contains forward-looking statements. These forward-looking statements are not historical data, but rather reflect the targets and expectations of Braskem’s management. Words such as "anticipate", "wish", "expect", "foresee", "intend", "plan", "predict", "project", "aim" and similar terms seek to identify statements that necessarily involve known and unknown risks. Braskem does not undertake any responsibility for transactions or investment decisions based on the information contained in this document.

For more information, please go to our IR website at www.braskem.com.br/ir or contact the IR team:

Luciana Ferreira	Cintia Watai	Marina Dalben
IR Director	IR Specialist	IR Analyst
Tel: (55 11) 3576 9178	Tel: (55 11) 3576 9615	Tel: (55 11) 3576 9716
luciana.ferreira@braskem.com.br	cintia.watai@braskem.com.br	marina.dalben@braskem.com.br

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2009
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.